Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                               Subject Company:  USX Corporation
                                            Registration Statement No. 333-71454


                       TOUGH  TIMES  FOR  AMERICAN  STEEL



                 A FERROUS  ROUNDTABLE SPEECH BEFORE THE (ISRI)

                   INSTITUTE  OF  SCRAP  RECYCLING  INDUSTRIES

                                October 18, 2001

                      Hyatt Regency O'Hare, Chicago Airport

                                       by

                                  C. C. GEDEON









                       Tough  Times  for  American  Steel


Good morning,
  It is my pleasure to address this year's ferrous roundtable of the Institute of Scrap Recycling Industries. However, asking me to speak on the topic of what steel mills in the united states need to survive, , , , is a difficult and
illusive subject.   But, before I talk about survival, perhaps it would be
appropriate to review the current industry position.


  In the United States, there have been twenty-three bankruptcies in the last few years. In just the last twelve months alone, nearly 8 million tons of capacity has been shutdown due to bankruptcies and other cutbacks. Even the remaining capacity is not running full.
-    Financial losses are widespread
-    Domestic producers are hemorrhaging cash at a rate that cannot be sustained
-    Prices are lower than they have ever been
-    The market value of domestic producers has essentially evaporated
-    The debt ratings of producers are well below investment grade
- And the financial markets - investors and creditors alike - clearly believe that the numerous bankruptcies that we have already seen are but a preview of things to come.

These factors will cause untold harm to the shareholders of these companies, the employees, to their families, to the communities in which they reside, their suppliers and to the nation as a whole, , , not a very pretty picture, , , , , to say the least.

     The industry did not arrive at this juncture overnight. Just ask yourself these sobering questions:
- If the domestic industry had not been suffering from extremely high levels of imports while demand for steel was at record highs, would you have seen so many companies forced to take the extreme measure of declaring bankruptcy?
- If the balance sheets of so many domestic producers had not been decimated by the financial losses they incurred when imports surged, would they be viewed as solvency risks by creditor?
- Given its long track record of investing in its future, would you have seen the industry suddenly curtail its investments at a time of record demand for its products?

     I think the answer to all these questions is clearly, NO!

     Until recently, steel was an American success story . . . . . for the past twenty years, this industry has gone through an extremely painful restructuring
 . . . we shut countless mills. . and, unfortunately, eliminated more than 210,000 jobs, a 61% decline.

     However, during this retrenchment, the steel industry significantly invested and modernized its facilities to make them second-to-none; by developing new, sophisticated products; and by improve labor productivity to the point that it is unsurpassed anywhere in the world.


Since 1980 alone:
-    We have eliminated roughly 60 million tons of obsolete steel capacity;
- We have reduced our total crude steel capacity by more than 25 million net tons;
-    We have invested over $60 billion in steel plant modernization.
- Our level of labor productivity has improved dramatically, from 10 man-hours per ton to just over 3.5 man-hours per ton today;

     With these continuing efforts the industry was reasonably successful, , , until 1998. That year saw a huge surge in imports, after which the industry's financial performance collapsed. Steel began to suffer intolerable losses at a time when demand for its products was at a record level. The industry's efforts to recover from the severe blow that it took from imports in 1998 were unsuccessful. Imports from other countries and imports of other products crippled each and every effort the steel industry made to get back on its feet.

     In order to understand this national steel emergency in the United States, one needs to recognize the 50-years of intervention by foreign governments in the steel sector. This has led to a major and excessive expansion of global steel making capacity. For many years, steel has been a key sector for foreign government investment and promotion. For most producers and producing countries, building more steel capacity than was needed for domestic use was an objective. In many cases, this may have seemed to make good economic sense, for the individual producer and individual country. But of course, , , , not every producer and every industry could employ this strategy without serious adverse global consequences.

     When demand collapsed in Eastern Europe in the early 1990's and then in Asia in 1998, a severe crisis was the result. We have now seen that crisis deepen. The structural problem is of massive proportions, with global excess capacity averaging about 250 million metric tons over the 1998-2000 period. This is not just a very large number , , , , it is nearly twice the level of total annual consumption in the United States alone.

The result is a global steel sector that is dysfunctional. It is characterized everywhere, , ,
-    By dramatic price declines
-    Periodic market disruption
-    An inability to earn its cost of capital
-    Restricted access to capital
-    and very low stock prices.

This is not in the long-term best interest of the world's trading system or of steel's customers. The fact is, , , , , if steel producers worldwide are to continue to invest in new steel processes, products and markets, they will require sustained profitability, not recurrent crises. Until the steel making capacity is drastically reduced, the crisis will continue, as well as the trade friction that is a direct consequence of the surplus. Viewed from any country's perspective, this is a critical problem.

     Here in the United States, for the first time in two decades, the steel industry simply does not have the financial resources needed to keep us competitive in a changing world.
     Contrary to the perception that some may have, this is not a "mature" industry. Substantial amounts of continuing investment are required to improve quality and decrease costs. Steel has dramatically evolved from a technological standpoint. These changes, if anything, are accelerating; 50 percent of the steel applications now produced and sold in the U.S. Market simply did not exist 20 years ago.

     But it takes money to develop new products. And now the unfortunate fact is that the domestic industry has limited access to the competitively priced funds needed for investment. The industry is certainly not generating those funds internally. And, as I suggested earlier, the financial markets are extremely hesitant to provide it with the necessary money. This is very ominous for the industry's future. Unless this situation is quickly reversed, we may fall so far behind that we will not be able to catch up.

     It is an understatement to say that this industry is in serious trouble. These facts raise grave questions about the integrity of this country's manufacturing base.

     This is not just my view.

     It was the view of the commerce department under the Clinton administration, who issued a comprehensive report documenting the industry's difficulty and describing the extent to which the origins of our problems lie in excess capacity and anti-competitive behavior overseas.

     It is also the view of the bush administration, which took the very unusual step of initiating a section 201 investigation. Just a few weeks ago, president bush came to one of our plants and made a speech in which he recognized the significance of the steel industry to our national security.

     In addition to the 201 investigation, the administration is leading an effort to address the excess international steel capacity through meeting with the international OECD (organization for economic cooperation and development) and bi-lateral discussions with several of the key steel producers.

     How these activities will eventually resolve the steel industry's plight is still uncertain. But I think the long-term vision of what we need was encapsulated by a joint AISI-SMA (American Iron & Steel Institute - Steel Manufacturers Association) paper circulated and submitted to the OECD several weeks ago.

They envisioned a world steel industry in which:

- Normal market conditions and a healthy balance between world steel supply and demand are restored;

-    Inefficient and excess steel capacity is eliminated;

-    All steel markets everywhere are open;

- There are no trade and market-distorting practices of any kind in the steel sector -- no steel subsidies, market barriers, cartels or anti-competitive practices;

- Governments everywhere are out of the steel business entirely: more specifically
     - There is no more government support for propping up uneconomic steel capacity
     -    No more government support for enhancing current steel capacity
     -    And no more government support for creating new steel capacity;

- Rational decision making, market-based trade and sustainable market conditions return to the steel sector worldwide;

- Steel companies everywhere have market-based opportunities to earn their cost of capital -- investing in new processes, products and markets -- so that steel can remain a key product for our increasingly globalized customers in the 21st century."

  How we realize these goals is yet to be resolved.   But for the good of all
who are involved, suppliers and manufacturers alike, we must use all the resources at our disposal to push for a viable steel industry in this country, or all of us will suffer the consequences.